UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Seritage Growth Properties

(Name of Issuer)

7.00 % Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

81752R308

(CUSIP Number)

NICHOLAS SABATINI, CFO & CCO; 1555 POST ROAD EAST, SUITE 202, WESTPORT, CT 06880; (203) 341-0702

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R308	13G	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Yakira Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 76,083
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 76,083
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,083
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.72%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81752R308	13G	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Yakira Enhanced Offshore Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,072
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,072
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,072
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.18%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 81752R308	13G	Page 4 of 8

1.	NAMES OF REPORTING PERSONS MAP 136 Segregated Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 228,249
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 228,249
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,249
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.15%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 81752R308	13G	Page 5 of 8

Item 1.

(a)	Name of Issuer

Seritage Growth Properties

(b)	Address of Issuer’s Principal Executive Offices

500 Fifth Avenue, Suite 1530

New York, NY 10110

Item 2.

(a)	Name of Person Filing

This Statement is filed by Yakira Capital Management, Inc on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Yakira Partners, L.P.
ii)	Yakira Enhanced Offshore Fund Ltd.
iii)	MAP 136 Segregated Portfolio

(b)	Address of the Principal Office or, if none, residence

1555 Post Road East, Suite 202, Westport, CT 06880

(c)	Citizenship

Yakira Capital Management, Inc. and Yakira Partners L.P. are Delaware entities.

Yakira Enhanced Offshore Fund Ltd. and MAP 136 Segregated Portfolio are Cayman Island entities.

(d)	Title of Class of Securities

7.00 % Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share

(e)	CUSIP Number

81752R308

CUSIP No. 81752R308	13G	Page 6 of 8

Item 3. Filing pursuant to §240.13d-1(b)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned: 309,404 shares

(b)	Percent of Class: 11.05%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 309,404

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 309,404

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 81752R308	13G	Page 7 of 8

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 81752R308	13G	Page 8 of 8

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2024
Date

YAKIRA CAPITAL MANAGEMENT, INC

/s/ Nicholas Sabatini
Authorized Signatory